

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via E-mail
Mr. John Burke
Principal Accounting Officer
Alternative Energy Partners, Inc.
1365 North Courtenay Parkway, Suite A
Merritt Island, Florida 32953

> **RE: Alternative Energy Partners, Inc.
> Form 10-K for the Year Ended July 31, 2012
> Filed December 6, 2012
> File No. 0-54325**

Dear Mr. Burke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2012

Financial Statements

Notes to the Financial Statements

Note 6. Acquisitions, page 29

1. On May 30, 2012, you acquired from Elan Energy & Water, Inc. all of the net assets of Clarrix Energy, LLC in exchange for 40 million shares of common stock and 5 million shares of Series A Convertible Preferred Stock. The preferred shares issued to Elan Energy & Water, Inc. as part of this transaction gives them the right to cast votes equal to 51% of the total vote of all classes of stock. As discussed on page 36, you entered into an acquisition agreement with Elan Energy & Water, Inc. to also acquire Safford Acquisition I, Corp. on

October 22, 2012 in exchange for 100 million of your shares of post-reverse split common
stock. Please address the following regarding these transactions:

- Given that Elan Energy & Water, Inc. acquired 51% of your voting power in the May 31,
  2012 transaction, please tell us what consideration you gave as to whether the October
  22, 2012 transaction was a reverse merger pursuant to ASC 805-40. Please explain to us
  how you determined that you were the accounting acquirer. Your response should
  address your consideration of ASC 805-10-25-4 and 25-5 as well as ASC 805-10-55-10
  through 55-15. Please correspondingly address how you determined it was appropriate to
  record goodwill as part of this transaction;

- Your disclosures on page 37 indicate that you intend to account for the acquisition of
  Safford Acquisition I, Corp. as a business combination and correspondingly record the
  acquisition based on the fair value of the common shares issued to Elan Energy & Water,
  Inc. as part of this transaction. Given at the time of this agreement Elan Energy & Water,
  Inc. appears to be your majority owner, please help us understand why this would not be
  treated as a common control transaction. Refer to ASC 805-50-05-4, ASC 805-50-15-6,
  and ASC 805-50-30-5; and

- Your disclosures indicate that you intend to issue 100 million shares of common stock in
  the acquisition of Safford Acquisition I, Corp. subsequent to a 100:1 reverse stock split.
  As of October 31, 2012, you had 250 million shares of common stock authorized of
  which 209 million shares were outstanding. Subsequent to the reverse stock split, you
  will have only 2.5 million shares authorized. In this regard, it is not clear how you are
  able to issue 100 million shares of common stock either on a pre- or post-reverse stock
  split basis. Please advise.

<u>Exhibit 31 and Exhibit 32 - Certifications</u>

2. Please file an amendment to your Form 10-K to provide the certifications required by Item
   601(b)(31) of Regulation S-K. The certifications should include the complete introductory
   sentence to paragraph 4 as well as paragraph 4(b). In addition, your Section 906
   certifications should refer to the annual report rather than quarterly report. The certifications
   should refer to the Form 10-K/A. Please refile the Form 10-K in its entirety and ensure that
   the certifications are currently dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief